FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited First Quarter 2014 Results

Mexico City, April 28, 2014 — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today its unaudited results for the first quarter of 2014, which have been prepared in accordance with International Financial Reporting Standards.

The results of the first quarter of 2013 have been restated in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations,” as a result of the strategic partnership for social infrastructure projects announced on January 22, 2014 between ICA and CGL.

First Quarter 2014 Summary and Full Year Outlook

ICA’s first quarter 2014 results reflect the trends in recent quarters, with solid results in the Concessions business and sound results in the Airports business.

ICA expects that full year 2014 revenues will rebound and increase an estimated 10% to 12%, compared to 2013, principally because of the robust growth expected in Concessions and Airports. ICA also expects to generate an Adjusted EBITDA margin of approximately 14% to 16%, remaining in the same range as 2012 and 2013.

The solid level of Construction backlog and the expected start of construction for new projects and the start of operations of concessions under construction support this outlook. Reaching this levels depends on signing new construction contracts and concession agreements, completing financing for projects that require financing, timing of the delivery of rights of way and required permits for projects, investment in several projects and divestment of others, and general economic and financial conditions in Mexico and key markets in Latin America, among others.

•	Revenues in 1Q14 increased 28% to Ps. 7,980 million. Construction segment revenue increased 25%, while revenues from Concessions and Airports segments rose 86% and 7%, respectively.
•	Adjusted EBITDA increased 135% to Ps. 1,579 million in 1Q14. The Adjusted EBITDA margin was 19.8%. Operating Income was Ps. 1,081 million. This performance reflects the continuing growth of the Concessions business and improved Construction margins.
•	Consolidated net income was Ps. 237 million, and there was a net loss of the controlling interest of Ps. 24 million, as compared to the prior year period. The principal factor was an exchange loss in 1Q14 as compared to an exchange gain in 1Q13. The loss was Ps. 0.04 per share or US$ 0.01 per ADS.

For more information contact:
Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3608	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

•	Construction backlog was Ps. 28,130 million, 8% below the Ps. 30,658 million as of December 31, 2013.
•	Long-term mining and other services contracts increased 5% to Ps. 5,979 million as of March 31, 2014 from Ps. 5,700 million as of the end of 2013.
•	In addition, ICA’s non-consolidated subsidiaries and joint ventures, principally ICA Fluor, increased total backlog by 70% to Ps. 18,971 million as of March 31, 2014, principally because of the signing of a contract for the Los Ramones Sur gas pipeline.

•	In 1Q14, Construction contributed 73% of consolidated revenue and 26% of Adjusted EBITDA; Concessions contributed 16% of consolidated revenue and 46% of Adjusted EBITDA; and Airports contributed 11% of consolidated revenue and 28% of Adjusted EBITDA.
•	As of March 31, 2014, ICA’s Concessions segment was participating in 17 projects, including ten highways, four water projects, two social infrastructure projects, and one port. Of these, eight were in full operation, and nine under construction.

Investor Relations	www.ica.com.mx	2/21

Construction

•	Construction revenues were Ps. 5,669 million in 1Q14, 25% above the levels of the prior year period. The Avenida Domingo Díaz and Corredor Norte highway in Panama and the Mitla-Tehuantepec highway made the largest contributions to revenues.
•	Operating income for the quarter strengthened to Ps. 155 million, with an operating margin of 2.7%. The Adjusted EBITDA margin increased to 7.0%.
•	Civil Construction debt decreased by Ps. 2,559 million from December 31, 2013, to Ps. 4,965 million as of March 31, 2014, which represents a reduction of 34%.

Investor Relations	www.ica.com.mx	3/21

Construction Backlog

•	Construction backlog was Ps. 28,130 million as of March 31, 2014, equivalent to 17 months work at the average rate for the 1Q14.
•	New contracts and net increases in existing contracts in 1Q14 totaled Ps. 2,304 million.
•	Projects outside of Mexico were 8% of backlog.

Contracted Mining and Other Services

•	As of March 31, 2014, ICA also had Ps. 5,979 million in long-term mining and other services contracts, principally in San Martín Contratistas Generales.

Investor Relations	www.ica.com.mx	4/21

Concessions

•	The results of the Concessions segment principally reflect an increase in financial income from the Rio de los Remedios tollroad and higher operating income from increased traffic volumes on the five operating highways.

•	Average Daily Traffic Volumes (ADTV) on consolidated highways increased 64% in 1Q14, principally because of increased traffic on the Rio Verde-Ciudad Valles and Rio de Los Remedios-Ecatepec highways.
•	Adjusted EBITDA increased 131% to Ps. 697 million, principally as a result of the contributions of the Rio Verde-Ciudad Valles, La Piedad bypass, and Acapulco Tunnel. The Adjusted EBITDA margin was 56.2% in 1Q14.
•	Debt remained flat as compared to December 31, 2013 and totaled Ps. 14,104 million. The segment’s cash balances increased 4% to Ps. 2,243 million as of March 31, 2014. Approximately 71.5% of debt is associated with projects in operation.

Investor Relations	www.ica.com.mx	5/21

Operating Concessions Information

Traffic Volume (vehicles per day)	1Q13	1Q14	% Chg
Acapulco Tunnel	7,791	8,850	14
Mayab Consortium	2,488	2,455	(1)
Rio de los Remedios	11,516	21,939	91
Libramiento La Piedad	3,582	5,030	40
Río Verde Cd. Valles	1,334	5,478	311
Total Consolidated	**26,711**	**43,752**	**64**

Revenues Composition Ps. million	1Q13	1Q14	% Chg
Acapulco Tunnel	33	40	19
Mayab Consortium	123	127	4
Rio de los Remedios	11	15	39
La Piedad Bypass	17	28	64
Rio Verde - Ciudad Valle	4	24	494
Total Operating Highways	**188**	**233**	**24**
Operating Service Revenues	162	300	85
Total Operating Revenues	**350**	**533**	**52**
Financial Income	189	500	165
Construction Revenues and others	129	207	61
Total Revenues	**667**	**1,240**	**86**

Adjusted EBITDA Ps. million	1Q13	1Q14	% Chg
Acapulco Tunnel	19	29	48
Mayab Consortium	107	132	23
Rio de los Remedios	3	3	(16)
La Piedad Bypass	12	24	95
Rio Verde - Ciudad Valle	3	90	--
Total Operating Highways	**145**	**277**	**91**
Operating Service Adjusted EBITDA	24	158	549
Total Operating Adjusted EBITDA	**169**	**435**	**157**
Adjusted EBITDA other Concepts (1)	132	262	98
Total Adjusted EBITDA	**301**	**697**	**131**

Investor Relations	www.ica.com.mx	6/21

Airports

•	OMA first quarter results reflect the ongoing positive evolution of passenger traffic volumes, and increases in both aeronautical and non-aeronautical revenues.
•	Terminal passenger traffic increased 7% to 3.2 million in 1Q14; domestic traffic increased 7.2%, and international traffic rose 5.2%. Nineteen new domestic routes opened in the quarter, and the new routes strengthen the outlook for continued passenger traffic growth.
•	Aeronautical revenues rose 7% principally as a result of traffic growth, and non-aeronautical revenues increased 14.4% as a result of commercial and diversification initiatives.
•	Adjusted EBITDA reached Ps. 429 million in the 1Q14, an increase of 18% as compared to 1Q13. The Adjusted EBITDA margin was 51.1% in 1Q14.
•	Airports debt was Ps. 3,097 million as of March 31, 2014, unchanged as compared to December 31, 2013.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	7/21

Consolidated Results

•	Revenues increased 28% to Ps. 7,980 million in 1Q14. The growth in revenues reflects continued strong growth in the Concessions and Airports segments, and the recovery of Construction segment activity.
•	Cost of sales increased 22% in 1Q14, below the rate of revenue growth, principally as a result of changes in the mix of revenues generated by each segment. Cost of sales includes interest expense on financed projects in Concessions during the construction phase.
•	Selling, general, and administrative expenses decreased 30% to Ps. 574 million in 1Q14, equivalent to 7% of revenues. The decrease reflects cost reduction initiatives. As construction activity recovers and based on the change in composition of revenues generated by each segment, SG&A expense may increase to the levels of previous quarters.
•	Other income was Ps. 38 million in 1Q14.
•	Operating income increased 483% to Ps. 1,081 million in 1Q14. The increase was principally the result of improved margins in the Construction and Concessions segments and the reduction in SG&A expense.
•	Adjusted EBITDA increased by Ps. 906 million to Ps. 1,579 million in 1Q14, with a margin of 19.8%.

Investor Relations	www.ica.com.mx	8/21

•	Comprehensive financing cost increased to Ps. 866 million in 1Q14, compared to Ps. 91 million in the prior year period. While interest expense decreased 12%, there was an exchange loss of Ps. 51 million in 1Q14 as compared to an exchange gain of Ps. 842 million in 1Q13.
•	Share of earnings of affiliated companies and joint ventures increased to Ps. 100 million from Ps. 58 million in 1Q13, and were generated by ICA Fluor and other joint ventures. The Notes to the financial information contain supplementary information on the performance of these affiliated companies.
•	Income tax was Ps. 108 million, with an effective tax rate of 34%.
•	Discontinued operations include the after-tax operating results of the social infrastructure projects.
•	Consolidated net income decreased 13% to Ps. 237 million in 1Q14.
•	Net income of the non-controlling interest reached Ps. 260 million, and reflected minority interests in the results of airports operator OMA and San Martin in Peru, principally.
•	Net loss of the controlling interest was Ps. 24 million in 1Q14. Loss per share were Ps. 0.04 and loss per ADS was US$ 0.01. The net result reflects principally the change in comprehensive financing cost discussed above.

Investments and Divestments

•	During 1Q14, ICA invested Ps. 1,171 million as capital in infrastructure projects under development. It is important to note that the investments in Concessions and other projects are expected to generate revenues from the operation of the assets upon completion of construction and start of operations.
•	ICA participates across the entire cycle of developing infrastructure projects: including formulation, engineering, structuring and financing, construction, operation, and management as part of a portfolio of assets. This is a dynamic process that implies monetizing assets that are in the operating stage, while arranging new projects under development.

Debt

•	Total debt was Ps. 39,812 million as of March 31, 2014, compared to 38,572 million as of December 31, 2013.

•	Total cash and cash equivalents as of March 31, 2014 was Ps. 5,175 million, a decrease of Ps. 241 million compared to December 31, 2013. Cash includes restricted cash of Ps. 2,141 million. Net debt was Ps. 34,637 million as of March 31, 2014.

Investor Relations	www.ica.com.mx	9/21

•	Construction accounted for 13% of total debt, and consisted principally of short-term working capital credit lines. These lines are used to carry out the work program, and are expected to be paid from client payments based on ongoing execution of work and estimations.
•	Concessions accounted for 35% of total debt. Such debt consisted of structured project finance credit facilities. Each project has its own financing, which is expected to be repaid from the revenue generated by the project. Debt will be gradually reduced, as resources are generated from project operation.
•	Corporate and other debt represented 44% of total debt, and consisted principally of the two U.S. dollar denominated Notes issued by the parent company.

•	24% of total debt was short-term. Of this, Ps. 629 million is debt in Concessions and Airports, whose source of repayment is the operation of those segments; Ps. 4,868 million for parent company bridge loans, used in order to finish projects which, once in operation, will allow such loans to be reallocated into long-term debt in the Concessions segment; Ps. 3,901 million is working capital lines in the Construction segment that are being repaid and disbursed with the advances and collections from clients based on execution and work estimations.
•	44% of total debt was denominated in foreign currency, principally U.S. dollars. ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks.
•	ICA expects to be active in the capital markets to finance or refinance infrastructure projects that generate value for the Company.

Investor Relations	www.ica.com.mx	10/21

Material Events and Subsequent Developments

•	Autopista Urbana Sur: On March 31, 2014 we completed the sale of our minority participation in the Concesionaria Vial San Jerónimo-Muyuguarda S.A. de C.V., which was included in our unconsolidated affiliates and joint ventures. ICA received Ps. 945 million. This transaction is another instance of recycling capital as part of our business strategy.
•	Metro Line 12: On March 11, 2014, the Mexico City Government partially suspended operation of the Mexico City Metro Line 12, alleging a risk of derailment. As part of the ongoing investigation, the various public and private entities involved in the construction, procurement of trains, and supervision, among others, have been asked to testify and provide relevant information. The construction consortium, made up by ICA with a 53% interest, Carso Infraestructura y Construccion, with 17%, and Alstom, with 30%, has responded to the information requests and is committed to working with the Mexico City Government to reestablish service as soon as possible.

In addition, as we have previously disclosed, the Consortium has claims for additional and extraordinary work performed outside the scope of the original agreement for Line 12. To date there has been no resolution of these claims.

Conference Call Invitation

ICA’s conference call will be held on Tuesday, April 29, at 10:00 am Eastern Time (9:00 am Mexico City time). To participate, please dial toll-free (855) 826-6151 from the U.S. or +1 (559) 549-9841 internationally. The conference ID is 29679322. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://ir.ica.mx.

A replay will be available until May 6, 2014 by calling toll-free (855) 859-2056 from the U.S. or +1 (404) 537-3406 internationally, again using conference ID 29679322.

Investor Relations	www.ica.com.mx	11/21

Consolidated Financial Statements

Investor Relations	www.ica.com.mx	12/21

Investor Relations	www.ica.com.mx	13/21

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. million	Jan 1 - Mar 31 2013	 2014
Operating Activities		
Consolidated net income	**273**	**237**
Taxes	126	108
Other non-cash expenses	866	(26)
Items related to investing activities	**184**	**166**
Depreciation and amortization	223	263
Share in income of associated companies	(58)	(100)
Other	19	3
Items related to financing activities	**607**	**1,480**
Interest expense	1,180	960
Unrealized exchange rate fluctuation	(842)	68
Valuation of derivative financial instruments	(15)	32
Other	284	421
Resources used in operations	**(1,962)**	**(1,037)**
Net flow from operating activities	**95**	**929**
Investing activities		
Acquisition of businesses	(129)	(166)
Acquisition of real estate, machinery and equipment	(61)	(145)
Acquisition of other long term assets	(3,276)	(1,043)
Sale of real estate, machinery and equipment and other investments	5	183
Other	26	0
Net flow from investing activities	**(3,435)**	**(1,171)**
Financing activities		
Borrowings	10,000	5,223
Debt payments	(3,137)	(3,926)
Interest expense	(1,249)	(1,122)
Decreases in minority interest	47	(40)
Share repurchases	0	(237)
Financing for financial derivatives	237	753
Other	(46)	(652)
Net cash flow from financing activities	**5,852**	**(0)**
Net change in cash and cash equivalents	**2,513**	**(243)**
Adjustments in cash flow for exchange variations	(19)	1
Cash and cash equivalents at beginning of period	6,603	5,417
Cash and cash equivalents at end of period	9,096	**5,175**

Investor Relations	www.ica.com.mx	14/21

Investor Relations	www.ica.com.mx	15/21

Annexes

Backlog

Concessions Portfolio

Ps. million	% Ownership	Consolidation	Equity	Debt	Length / Capacity[1]	Type	Beg. Of Operations *	End of Concession
Highways in operation								
Acapulco Tunnel	100%	Full	613	969	3	Toll	1996	2033
Mayab Consortium	100%	Full	1,348	4,722	296	Toll	2008 [2]	2050
Rio de los Remedios	100%	Full	3,112	2,967	26	Toll	2011	N/A
Rio Verde Cd. Valles	100%	Full	1,847	2,391	113	PPP+Toll	2012	2027
La Piedad Bypass	100%	Full	1,358	674	21	Toll	2012	2039
Highways under construction								
N.Necaxa Tihuatlan	50%	Equity Method	457	2,555	85	PPP+Toll	2013	2037
Mitla Tehuantepec	60%	Equity Method	447	988	169	PPP+Toll	2015	2030
Barranca Larga- Ventanilla	100%	Full	1,263	572	104	Toll	2014	2039
Palmillas - Apaseo El Grande Highway	100%	Full	2,887	1,660	86	Toll	2016	2042
Túnel Diamante	100%	Full	126	114	3	Toll	2015	2043
Other projects in operation								
Aqueduct II	43%	Equity Method	287	586	1.5	Tariff	2011	2027
SPC Sonora	100%	Full	1,491	4,950	NA	Tariff	2012	2032
SPC Jalisco	100%	Full	1,426	4,905	NA	Tariff	2012	2032
Other projects under construction								
Aqueduct El Realito	51%	Equity Method	256	576	1	Tariff	2013	2034
WTP Agua Prieta	50%	Equity Method	189	531	8.5	Tariff	2014	2029
WTP Atononilco	10%	Equity Method	38	363	42	Tariff	2015	2035
Lázaro Cárdenas Port	5%	Equity Method	98	--	NA	Tariff	2014	2042

(1) Length in Km and Capacity in million m^3/s
(2) Year of Acquisition
WTP= Water Treatment Plant
* Begin of operation estimated

Investor Relations	www.ica.com.mx	16/21

Non-Consolidated Affiliates and Joint Ventures

Construction

•	This includes the results of ICA Fluor (ICA’s share 51%), Grupo Rodio Kronsa (50%), and the construction companies for the Nuevo Necaxa-Tihuatlan highway (60%) and the El Realito aqueduct (51%), among others.

Non-Consolidated Backlog

•	Non-consolidated construction affiliates had Ps. 18,791 million in contracts as of March 31, 2014.

Investor Relations	www.ica.com.mx	17/21

•	New contracts and contract additions were Ps. 10,389 million, including the Los Ramones Sur gas pipeline project.

Concessions

•	Includes principally the concessions for the Nuevo Necaxa-Tihuatlan highway (with ICA holding a 50% interest), the Mitla-Tehuantepec highway (60%), the El Realito aqueduct (51%), the Queretaro Aqueduct II (43%), the Lázaro Cárdenas Port operator (5%), Renova Atlatec (50%), and Proactiva Medio Ambiente (49%).

Corporate and Other

•	Includes principally Actica (ICA’s interest in the company is 50%) and Los Portales in Peru (50%).

Investor Relations	www.ica.com.mx	18/21

Notes and Disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2013, which were also prepared under IFRS.

Other Notes

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2013.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 13.1349 per U.S. dollar as of March 31, 2014, Ps. 13.0652 as of December 31, 2013, and Ps. 12.7913 as of March 31, 2013.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by first party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other

Investor Relations	www.ica.com.mx	19/21

comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

In accordance with Article 63 of the Circular for Issuers, ICA discloses that it exercised forward contracts to acquire 22,280,100 shares of the Company from November 20, 2013 until February 24, 2014, in non-consecutive periods at a weighted average price of Ps. 22.64 per share, for a total of Ps. 504.5 million. The total amount of shares represented 3.67% of shares outstanding.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenue is composed of the following:

Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.

Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.

Financial income: the revenue associated with financing.

Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

SPC: Services Provider Contract. Long-term contract for the provision of services to the Ministry of Public Security, which includes the construction and operation of social infrastructure.

RCO: Red de Carreteras de Occidente, S.A.B. de C.V. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion Works, in accordance with the Concession Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance ,construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

Investor Relations	www.ica.com.mx	20/21

Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

• Actinver - Ramón Ortiz Reyes	• HSBC - Alexandre Falcao
• BBVA Bancomer - Francisco Chávez	• Intercam - Enrique Mendoza
• Banorte-Ixe - José Itzamna Espitia Hernández	• Invex - Ana Hernández
• Barclays - Pablo Monsivais	• ITAU - Roberto Barba
• Bank of America Merrill Lynch - Carlos Peyrelongue	• Monex - Roberto Solano
• Citi - Dan McGoey	• Morgan Stanley - Nikolaj Lippmann
• Credit Suisse – Santiago Perez Teuffer	• Santander - Toe Matsumura
• Deutsche Bank - Esteban Polidura	• UBS - Marimar Torreblanca
• GBM - Javier Gayol

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.com.mx/ir

Investor Relations	www.ica.com.mx	21/21

Exhibit Number	Description of Document
99.1	Qualitative and Quantitative Financial Derivative Instruments Report of the Company to the National Banking and Securities Commission, dated April 28, 2014 (English Translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2014

Empresas ICA, S.A.B. de C.V.

/s/ Gabriel de la Concha Guerrero

Name: Gabriel de la Concha Guerrero
Title: Chief Investment Officer

Exhibit 99.1

(Translation) File 151.112.32

NATIONAL BANKING AND SECURITIES COMMISSION

LIC. RAFAEL COLADO IBARRECHE

Chief Supervisor of Issuers

LIC. ANDREA FABIOLA TINOCO H.

Chief Supervisor for Compliance with Stock Market Supervision

Mexico City, April 28th, 2014

RE: 151-2/76211/2009

RODRIGO A. QUINTANA KAWAGE, acting in my capacity as legal representative of Empresas ICA S.A.B. de C.V. (ICA or “the Issuer”) with an address for notifications located at Blvd. Manuel Ávila Camacho No. 36, 15th floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District, and being duly registered before the National Banking and Securities Commission (CNBV) respectfully appear and state the following:

On January 20, 2009 I was notified of Order No. 151-2/76211/2009, File 151.112.32 which requested that ICA disclose qualitative and quantitative information regarding ICA’s exposure to financial derivative instruments, whether to increase profitability or to hedge risks, in order to provide investors information that would allow them to understand ICA’s operations with financial derivative instruments.

Based on the foregoing requirement, we state the following:

I. Qualitative and Quantitative Information

i) ICA only contracts hedging instruments in order to reduce the uncertainty on the return on its projects. It is the policy to contract financial instruments at the level of the project in order to mitigate the risks resulting from interest rates and exchange rate fluctuations. From an accounting perspective, the derivative instruments may be classified as hedging instruments or trading instruments, although in all cases the objective is to mitigate risks to which ICA is exposed in its projects. Interest rate hedges are established based on a notional value with the objective to cap maximum financial costs.

Exchange rate hedges are contracted to ensure that the project will have sufficient resources for labor costs and inputs that are incurred in currencies different from those provided by the financing of the project, which is in the same currency as the source of repayment. ICA contracts all derivatives in the subsidiaries where the projects are located.

The contracting of financial derivatives is linked to the financing of projects, as a result of which it is often the case that the counterparty is the same institution that is providing the financing or one of its. These derivatives are non exchange traded (OTC) derivatives.

Our internal control policies state that the contracting of credits (tied to the financing of projects) and the risks inherent in the projects require collaborative analysis by representatives from the Finance, Law, Administration, and Operations areas, prior to any approval. This analysis also includes the use of derivatives to hedge the risks of the financing. Once this analysis has been concluded and documented, the responsibility for contracting derivatives belongs to the Finance area, in accordance with internal control policy.

The hedging instruments are contracted to fix the variable interest rates of the loans. The changes between the fair value of these instruments and the primary positions are compensated at an inverse correlation within a range between 80% and 125%. These instruments are classified as highly effective.

The decision to contract derivative financial instruments is linked to the amount and level of financing for the project. The levels of authorization do not expressly contemplate requiring the authorization of the Corporate Practices or Audit Committees. With respect to approval authorization levels, ICA has documented policies, of which the most important are the following:

▪	The Chief Executive Officer, the Vice President for Finance and Administration, and/or the responsible Finance officer have limits on their authorities to act, whether in terms of amounts or for unusual or non-recurring operations.
▪	The Chief Executive Officer has the authority to establish limits on the approval authorities of other Officers in terms of amounts or kind of operation.
▪	In the event that a higher level of authorization is required, the Board of Directors will make the approval, after considering the opinion of the Chief Executive Officer and/or the applicable Committees.

The derivatives that are contracted do not have margin calls, in accordance with what is negotiated with each counterparty. For those projects that require collateral, the policy is that any required deposits to be made or standby letters of credit be provided at the time of contracting the derivative. This collateral will only be payable in the event of non-compliance.

In accordance with the standards of the International Swaps and Derivatives Association (ISDA), it is agreed that counterparties may act as valuation or calculation agents, in order to determine fair value and required payments.

While there is no formal risk committee, as previously stated various areas participate in the evaluation, administration, and monitoring of project risks (both financial and operational). As regards risk administration, there are documented processes that require the periodic review of risks.

ii) ICA uses the valuations of counterparties (valuation agents) and a price provider authorized by the CNBV in order to calculate the fair value of derivative positions for accounting purposes. The valuations are made using formal, documented methodologies. The calculated values are based on fair value measurements techniques recognized in the financial sector and supported by sufficient, reliable and verifiable information. The data used for the calculations comes from reliable and verifiable sources that reflect market prices.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded in the balance sheet. In addition to the valuations that are received, the pricing provider carries out tests of effectiveness for the derivatives that qualify as hedging instruments from an accounting perspective.

When the transactions comply with all hedging requirements, the Company designates the derivatives as hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivatives and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portions is temporarily recognized in comprehensive income within stockholder’s equity and is subsequently reclassifies to results at the same time that they are affected by the item being hedge; the ineffective portion is recognized immediately in results of the period.

As previously mentioned, occasionally derivatives contracted as hedges do not qualify for accounting treatment as hedging instruments, and are classified as trading derivatives for accounting purposes. In these cases, the fluctuation in fair value on these derivatives is recognized in the results of the period.

iii) ICA has a policy of contracting derivatives instruments at the project level and not contracting instruments that have margin call or additional credit requirements beyond those authorized by the responsible committees at the time of approval. At December 31, 2013 there has been no default on the contracts.

iv) Based on the interest rate and exchange rate projections recently issued by Banco de México, and assuming these rates are maintained, the Issuer does not expect to suffer any material adverse impact from its derivative positions on its results of operations for the first quarter of 2014 as a result of additional changes in the peso or changes in interest rates since December 31, 2013.

In accordance with your request for this section, we set forth below the derivatives that matured during the quarter.

The following were the effects of derivative transactions as of December 31, 2013:

v) Table 1 presents the information requested regarding all material instruments that the Issuer currently has outstanding through project companies, including subsidiaries and affiliates.

II. SENSITIVITY ANALYSIS

The derivatives instruments identified in the table above as hedging derivatives were excluded from the sensitivity analysis because they do not show any ineffectiveness.

Sensitivity analysis was developed considering three scenarios: a) 25 bp reduction in interest rates; b) 50 bp reduction in interest rates; and c) 100 bp reduction in interest rates.

date: 25-mar-14

cap TUCA		Scenarios		
thousand Ps.	25-mar-14	dism. 25 pbs	dism. 50 pbs	dism. 100 pbs
Fair Value	-	-	-	-
Change		-	-	-

Swap 385 MDD		Scenarios		
thousand Ps.	25-mar-14	dism. 25 pbs	dism. 50 pbs	dism. 100 pbs
Fair Value	(366,910)	(359,566)	(352,604)	(339,740)
Change		7,343	14,306	27,170

FWD 385 MDD		Scenarios		
thousand Ps.	25-mar-14	dism. 25 pbs	dism. 50 pbs	dism. 100 pbs
Fair Value	93,140	-	-	-
Change		(93,140)	(93,140)	(93,140)

Swap Aeroinvest		Scenarios		
thousand Ps.	25-mar-14	dism. 25 pbs	dism. 50 pbs	dism. 100 pbs
Fair Value	(12,480)	(16)	-	-
Change		12,464	12,480	12,480

CCS Campus ICA		Scenarios		
thousand Ps.	25-mar-14	dism. 25 pbs	dism. 50 pbs	dism. 100 pbs
Fair Value	(7,290)	889	1,787	1,787
Change		8,179	9,077	9,077

ICAPLAN Call Spread		Scenarios		
thousand Ps.	25-mar-14	dism. 25 pbs	dism. 50 pbs	dism. 100 pbs
Fair Value	258,266	258,290	258,636	259,000
Change		24	370	734

ICAPLAN CCS		Scenarios		
thousand Ps.	25-mar-14	dism. 25 pbs	dism. 50 pbs	dism. 100 pbs
Fair Value	20,626	21,962	23,177	25,237
Change		1,337	2,551	4,611

ICAPLAN IRS		Scenarios			
thousand Ps.	25-mar-14	dism. 25 pbs	dism. 50 pbs	dism. 100 pbs	
Fair Value	(1,801)	3,685	5,570	259,000	#
Change		5,486	7,370	260,801

In conclusion, on aggregating the potential losses under the different scenarios described above for the position analyzed, the following results obtain:

Compared to balance sheet concepts and revenues, one can appreciate that under no scenario, is the effect more than 5% of assets, liabilities, or shareholders’ equity as of June 28, 2013, as shown below. The threshold of 3% of revenues is not exceeded under any scenario as well.

In virtue of the foregoing, the undersigned respectfully submits to the National Banking and Securities Commission:

FIRST. I have responded on time and in the appropriate manner, and with the authorities granted to me.

SECOND. I have delivered the information required in your Order No. 151-2/76211/2009.

Mexico City, February 26, 2014

________________________________________

Empresas ICA, S.A.B. de C.V.

By: Rodrigo A. Quintana Kawage

Position: Legal Representative